                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                                (Amendment No. 2)

                   Under the Securities Exchange Act of 1934*

                           CAI Wireless Systems, Inc.
                           --------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    12476P203
                                    ---------
                                 (CUSIP Number)

                                  July 9, 1999
                                  ------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------
CUSIP No. 12476P203                    13G
-------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Louis M. Bacon
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            None
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             0
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 None

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            0
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN, IA
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------
CUSIP No. 12476P203                    13G
-------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Moore Capital Management, Inc.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Connecticut
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            None
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             0
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 None

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            0
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           CO, IA
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------
CUSIP No. 12476P203                    13G
-------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Moore Global Investments, Ltd.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Bahamas
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            None
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             0
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 None

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            0
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a):          Name of Issuer:
----------          ---------------
                    CAI Wireless Systems, Inc. (the "Company").

Item 1(b):          Address of Issuer's Principal Executive Offices:
----------          ------------------------------------------------
                    18 Corporate Woods Blvd.
                    Albany, New York 12211

Items 2(a):         Name of Person(s) Filing:
-----------         -------------------------

                    The Statement is being filed by (1) Moore Capital Management, Inc. ("MCM"), (2) Louis M. Bacon ("Mr. Bacon"), in his capacity as (a) Chairman and Chief Executive Officer, director and controlling shareholder of MCM and (b) Chairman and Chief Executive Officer, director and majority interest holder in Moore Capital Advisors, LLC ("MCA"), and (3) Moore Global Investments, Ltd. ("MGI").

                    MCM, a registered commodity trading advisor and member of the National Futures Association, serves as discretionary investment manager to MGI, a non-U.S. investment company incorporated in the Bahamas, and other investment funds. MCA, a registered commodity trading advisor and commodity pool operator, serves as general partner and discretionary investment manager to a U.S. partnership, Remington Investment Strategies, L.P. ("RIS"). The principal occupation of Mr. Bacon is the direction of the investment activities of MCM and MCA, carried out in his capacity of Chairman and Chief Executive Officer of such entities. In this capacity, Mr. Bacon may be deemed to be the beneficial owner of the shares of Common Stock (as defined) which are the subject of this statement held for the account of MGI and for the account of RIS.

Item 2(b):          Address of Principal Business Office:
----------          -------------------------------------
                    The principal business offices of MCM and Mr.
                    Bacon are located at 1251 Avenue of the
                    Americas, New York, New York 10020.

                    The principal business offices of MGI are located at c/o Citco Fund Services (Bahamas) Ltd., The Bahamas Financial Centre, P.O. Box CB-13136, Nassau, Bahamas.

Item 2(c):          Citizenship:
----------          ------------
                    Mr. Bacon:        United States citizen
                    MCM:              Connecticut corporation
                    MGI:              Bahamas corporation

Item 2(d):          Title of Class of Securities:
----------          -----------------------------
                    Common stock, par value $.01 per share (the
                    "Common Stock"), of the Company.

Item 2(e):          CUSIP Number:
----------          -------------

                    12476P203

Item 3:             If this statement is filed pursuant to
-------             --------------------------------------
                    ss. 240.13d-1(b) or 240.13d-2(b) or (c),
                    ----------------------------------------
                    check whether the person is filing as a:
                    ----------------------------------------

                    (a)[ ] Broker or dealer registered under section 15 of
                           the Act (15 U.S.C. 78o).

                    (b)[ ] Bank as defined in section 3(a)(6) of the Act
                           (15 U.S.C. 78c).

                    (c)[ ] Insurance company as defined in section 3(a)(19)
                           of the Act (15 U.S.C. 78c).

                    (d)[ ] Investment company registered under section 8 of the
                           Investment Company Act of 1940 (15 U.S.C. 80a-8).

                    (e)[ ] An investment adviser in accordance with
                           ss. 240.13d-1(b)(1)(ii)(E).

                    (f)[ ] An employee benefit plan or endowment fund in
                           accordance with ss. 240.13d-1(b)(1)(ii)(F).

                    (g)[ ] A parent holding company or control person in
                           accordance with  ss. 240.13d-1(b)(1)(ii)(G).

                    (h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

                    (i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

                    (j)[ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

                    If this statement is filed pursuant to s.
                    240.13d-1(c), check this box [X].

Items 4(a)-(c):     Ownership:
---------------     ----------
                    On the date of this Statement:

                    (i) Mr. Bacon is deemed to have beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934
                    ("Beneficial

                    Ownership") of 0 shares of Common Stock by virtue of his control of MCM and MCA. Such shares represent 0% of the issued and outstanding shares of Common Stock. By virtue of his control of MCM and MCA, Mr. Bacon is deemed to share voting power and dispositive power over the shares of Common Stock held by MGI and RIS.

                    (ii) MCM is deemed to have Beneficial
                    Ownership of 0 shares of Common Stock by virtue of its position as discretionary investment manager of MGI. Such shares represent 0% of the issued and outstanding Common Stock. MCM is vested with the power to direct disposition of the Common Stock held by MGI and shares with MGI and Mr. Bacon voting power over such Common Stock.

                    (iii) MGI has Beneficial Ownership of 0
                    shares of Common Stock held by it. Such
                    shares represent 0% of the issued and
                    outstanding Common Stock. MGI currently does not exercise dispositive power over such shares but could obtain such power within 60 days if MGI exercised its right to terminate its trading advisory agreement with MCM.

Item 5:             Ownership of Five Percent or Less of a Class:
-------             ---------------------------------------------
                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
                    [X].

Item 6:             Ownership of More than Five Percent on Behalf of Another
-------             --------------------------------------------------------
                    Person:
                    -------
                    Mr. Bacon, by virtue of his control of MCM and MCA, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, shares of Common Stock, except that shareholders of MGI and partners of RIS have the right to participate in the receipt of dividends from, or proceeds upon the sale of, the shares of Common Stock held for their respective accounts.

Item 7:             Identification and Classification of the
-------             ----------------------------------------
                    Subsidiary Which Acquired the Security Being
                    --------------------------------------------
                    Reported on By the Parent Holding Company:
                    ------------------------------------------
                    Not Applicable.

Item 8:             Identification and Classification of
-------             ------------------------------------
                    Members of the Group:
                    ---------------------
                    Incorporated by reference herein is the Joint
                    Filing Agreement among Mr. Bacon, MCM and
                    MGI, attached as Exhibit A to the original
                    Statement, filed October 26, 1998.

Item 9:             Notice of Dissolution of Group:
-------             -------------------------------
                    Not Applicable.

Item 10:            Certification:
--------            --------------
                    By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 13, 1999


                                        LOUIS M. BACON


                                        By: /s/ Stephen R. Nelson
                                            ------------------------------
                                            Name:  Stephen R. Nelson*
                                            Title: Attorney-in-Fact

                                        MOORE CAPITAL MANAGEMENT, INC.



                                        By: /s/ Stephen R. Nelson
                                            ------------------------------
                                            Name:  Stephen R. Nelson*
                                            Title: Attorney-in-Fact



                                        MOORE GLOBAL INVESTMENTS, LTD.



                                        By: /s/ Stephen R. Nelson
                                            ------------------------------
                                            Name:  Stephen R. Nelson*
                                            Title: Attorney-in-Fact


----------
* Incorporated by reference herein is the Power of Attorney dated November 28, 1997 granted by Louis M. Bacon in favor of M. Elaine Crocker, Kevin F. Shannon and Stephen R. Nelson, attached as Exhibit B to the original Statement, filed October 26, 1998.